EXHIBIT 23.03

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Versant Corporation

We consent to the use of our report dated November 26, 2002 (except as to Note 2, which is as of February 11, 2005), with respect to the consolidated statements of operations, shareholders’ equity, and cash flows for Versant Corporation for the year ended October 31, 2002, and the related financial statement schedule, incorporated herein by reference.

Our report dated November 26, 2002 (except as to Note 2, which is as of February 11, 2005) contains an explanatory paragraph that states that the consolidated financial statements for the year ended October 31, 2002, have been restated

/s/ KPMG LLP

Mountain View, California

December 20, 2005